UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange

COCA-COLA FEMSA ANNOUNCEMENT

Coca-Cola FEMSA notice to bondholders

Mexico City, Mexico – April 1, 2011 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler in the world in terms of sales volume, announces to the holders of the U.S.$500,000,000 4.625% Senior Notes due 2020 (the “Notes”) of Coca-Cola FEMSA, S.A.B. de C.V. (“KOF”) that its wholly-owned subsidiary, Propimex, S.A. de C.V. (“Propimex”), has fully, unconditionally and irrevocably agreed to guarantee the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise in respect of the Notes (the “Guarantee”).

The Guarantee was formalized under a Second Supplemental Indenture, dated as of April 1, 2011 among KOF, Propimex and The Bank of New York Mellon (the “Trustee”), as Trustee, Security Registrar, Principal Paying Agent and Transfer Agent to the Indenture, dated as of February 5, 2010 among such parties, as supplemented by the First Supplemental Indenture, dated as of February 5, 2010 among such parties and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent.

In addition, today KOF filed an authorization request with the Comisión Nacional Bancaria y de Valores of Mexico (the “National Banking and Securities Commission”) so that Propimex may also fully, unconditionally and irrevocably guarantee the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise in respect of KOF’s peso-denominated bonds (KOF-07 Certificados Bursátiles). However, Propimex’s guarantees of these peso-denominated bonds will not become effective until authorization from the National Banking and Securities Commission is obtained.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

Ticker: KOFL

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 1, 2011